

Mail Stop 3720

June 9, 2016

Ronnie Adams
Chief Executive Officer
Medical Alarm Concepts Holding, Inc.
200 W. Church Road, Suite B
King of Prussia, PA 19406

> **Re:** **Medical Alarm Concepts Holding, Inc.**
> **Amendments No. 1 and No. 2 to Registration Statement on Form S-1**
> **Filed June 1, 2016 and June 2, 2016**
> **File No. 333-153290**

Dear Mr. Adams:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 12, 2016 letter.

General

1. We note that you filed the amendments to your registration statement under your reporting number (333-153290) rather than the file number assigned to your registration statement (333-210769). Please file the next amendment to your registration statement under file number 333-210769.

Risk Factors, page 3

<u>Our reporting obligations under Section 15(d) of the Exchange Act may be suspended automatically if we have fewer than 300 holders of record on the first day of our fiscal year after the year of effectiveness, page 6</u>

2.   We note the revised disclosure you provided in response to our prior comment 4. Please revise this risk factor, the immediately preceding risk factor and "Additional Information" to clarify that that, while you are not <u>currently</u> subject to the reporting requirements of the Exchange Act and have been voluntarily filing reports, you will become subject to Exchange Act reporting requirements under Section 15(d) <u>upon effectiveness of the current registration statement</u>. Also revise any statements that suggest that you will be voluntarily filing reports during at least the first fiscal year after effectiveness of the current registration statement.

Description of Securities To Be Registered, page 37

Preferred Stock, page 37

3.   You disclose on page 38 that your Series B preferred stock has no voting rights; however, section 5(c) of the certificate of designation for your Series B preferred stock filed as part of Exhibit 3.1 states the following: "Holders of the Series B Preferred shall vote on an 'as converted' basis (but taking into account the ownership limitations herein), together with the Common Stock, as a single class, in actions required to have shareholder approval." The certificate also sets forth certain veto rights held by majority holders of Series B preferred stock. Please advise and revise your disclosure as appropriate.

4.   We note that holders of Series C and Series D preferred stock are subject to beneficial ownership limitations on conversions. We also note that certain holders of the Series C and Series D preferred stock have the right to waive the beneficial ownership limitation. Please disclose these provisions, as well as whether the current holders of Series C and D preferred stock can waive the beneficial ownership restrictions. In addition, please file the securities purchase agreement dated as of February 26, 2016 that is mentioned in the waiver provision.

        Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any questions.

                                        Sincerely,

                                        /s/ Kathleen Krebs, for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications